Jassmin McIver-Jones
Assistant Vice President
The Lincoln National Life Insurance Company
100 N. Greene Street
Greensboro, North Carolina 27401
Telephone: (336)691-3892
Jassmin.McIver-Jones@LFG.com

VIA EDGAR

May 23, 2022

U.S. Securities and Exchange Commission
100 F Street, N. E.
Washington, DC 20549-0506

Re: Lincoln Life Flexible Premium Variable Life Account M
      The Lincoln National Life Insurance Company
File No: 811-08557; CIK: 0001048607
      Post-Effective Amendment No: 6 on Form N-6, Rule 485(a)
      Lincoln MoneyGuard Market Advantage®

Dear Sir or Madam:

Today we are electronically filing on EDGAR a Post-Effective Amendment No. 6 to the Registration Statement on Form N-6 for the “Lincoln MoneyGuard Market Advantage®”.  The purpose of this filing is to incorporate language into the prospectus for the sale of this product by third-party financial intermediaries and the addition of a new Benefit Transfer Rider.

Please contact me at (336) 691-3892 with any questions or comments about this filing.

Sincerely,

/s/Jassmin McIver-Jones

Jassmin McIver-Jones
Assistant Vice President